Annual General Meeting of Kitov Pharmaceuticals Holdings Ltd.

Date: March 2, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve the adoption of the English language Amended and Restated Articles of Association of the Company (substantially in the form attached as Exhibit A to the Proxy Statement) which shall, with immediate effect upon the adoption of this resolution, replace in its entirety the Articles of Association previously in effect at the Company immediately prior to the adoption of this resolution.	☐	☐	☐
2. Re-election of Directors: to approve the re-appointment of the applicable nominee for re-election as a director, to serve as directors of the Company, each to serve until the applicable annual meeting of shareholders of the Company by when their term of office will end as set forth in the Company's then in effect Articles of Association, commencing following the Meeting, and until their successors have been duly appointed.			
2a John Paul Waymack	☐	☐	☐
2b Isaac Israel	☐	☐	☐
2c Simcha Rock	☐	☐	☐
2d Philip Serlin	☐	☐	☐
3. Appointment of a new director and approval each of the components of the appointee's remuneration and benefits for services as a director.			
3a To approve the appointment of Mr. Yair Katzir to serve as a director of the Company until the applicable annual meeting of shareholders of the Company by when his term of office will end as set forth in the Company's then in effect Articles of Association, commencing following the Meeting, and until his successor has been duly appointed.	☐	☐	☐
3b Subject to the approval of his appointment as a director in the Company, to approve the Company granting a Letter of Exemption to Mr. Yair Katzir, in the form such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.	☐	☐	☐
3c Subject to the approval of his appointment as a director in the Company, to approve the Company granting a Letter of Indemnity to Mr. Katzir, in the form such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.	☐	☐	☐
3d Subject to the approval of his appointment as a director in the Company, to approve the inclusion of Mr. Katzir under the directors and officers insurance policy of the Company and any such future insurance policies which provides coverage for all directors of the Company.	☐	☐	☐
3e Subject to the approval of his appointment as a director in the Company, to approve the fixed annual compensation and an additional payment for each meeting attended, as well as expense reimbursement for Mr. Yair Katzir who shall be compensated as a director, at the same rate as the Company's external directors.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Kitov Pharmaceuticals Holdings Ltd. to be held March 2, 2016 For Holders as of February 1, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on February 25, 2016.

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

KITOV PHARMACEUTICALS HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on February 25, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharmaceuticals Holdings Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 1, 2016** at the **Annual General Meeting** of the Shareholders of **Kitov Pharmaceuticals Holdings Ltd.** to be held on **March 2, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. Box 8016
CARY, NC 27512-9903